UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

WOODWARD, INC.

(Exact name of Registrant as Specified in Its Charter)

DE	000-8408	36-1984010
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1081 Woodward Way Fort Collins, Colorado		80524
(Address of Principal Executive Offices)		(Zip Code)

Thomas G. Cromwell: (970) 482-5811
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Woodward, Inc. (the “Company,” “Woodward,” “we,” “us” or “our”) is filing this Form SD pursuant to Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 for the reporting period from January 1, 2023 to December 31, 2023 (the “Reporting Period”).

Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain conflict minerals (as defined below) are necessary to the functionality or production of such products. As defined in Form SD and as used herein, “conflict minerals” means: (i)(a) columbite-tantalite (or coltan), (b) cassiterite, (c) gold and (d) wolframite, or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an “adjoining country” as defined in Form SD (collectively, the “Covered Countries”). Our operations, including the operations of our consolidated subsidiaries, manufacture, or contract to manufacture, products for which conflict minerals are necessary to the functionality or production of those products. Woodward primarily serves the aerospace and industrial market segments. Products we manufacture or contract to manufacture in the aerospace market segment include fuel pumps, metering units, actuators, air valves, specialty valves, fuel nozzles, and thrust reverser actuation systems for turbine engines and nacelles; as well as flight deck controls (auto throttles, rudder pedal assembles, flight control assemblies), actuators, servocontrols, motors and sensors for aircraft. Products we manufacture or contract to manufacture in the industrial market segment include power converters, actuators, valves, pumps, injectors, solenoids, ignition systems, governors, electronics and devices that measure, communicate and protect low and medium voltage electrical distribution systems. Woodward has determined that some of these products contain one or more conflict minerals, in particular:

•
All of the product families listed, except for valves, nozzles, injectors and some pumps, contain (or physically are) electronics, motors and/or sensors. These product families will contain, at a minimum, tin in the lead/tin solder that fastens electronic components to printed circuit boards and tantalum in certain families of capacitors used in printed circuit board assemblies within those product families.
•
Gold is used in the plating of connectors and contacts in many of the electronics within our product families.
•
Finally, items in all of Woodward product families use a variety of steels, which could contain very small amounts of tungsten as part of their material recipe.

As a result of these determinations, Woodward is required to conduct a reasonable country of origin inquiry (“RCOI”) in accordance with Rule 13p-1.

Reasonable Country of Origin Inquiry

As noted above, some of the products Woodward manufactures contain one or more conflict minerals. Woodward does not purchase conflict minerals directly from mines, smelters or refiners. Rather, the

Company sources products containing conflict minerals from its suppliers. In accordance with the OECD Guidelines (as defined below), the Company relies on its suppliers to provide information regarding the origin of conflict minerals included in supplied products, including, where possible, the smelters or refiners (“SOR”) of the conflict minerals. There is significant overlap between our RCOI efforts and the due diligence measures we perform. Our due diligence measures are described in our Conflict Minerals Report, attached hereto as Exhibit 1.01.

General

Our RCOI process conforms to the Organisation for Economic Co-operation and Development’s (“OECD”) framework, “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas”, Third Edition (2016) (the “OECD Guidelines”). We have contracted with Assent Compliance, Inc., a provider of compliance solutions, (“Assent”) to license the Assent Sustainability Manager (“ASM”) and we utilize Assent’s support services to automate the supplier inquiry, data collection and data validation tasks essential for RCOI. We are members of the Responsible Materials Initiative (“RMI”), and we leverage RMI’s extensive database of SORs, SOR audit records, and country of origin data. We participate in a multi-company written request, facilitated by Assent, to each SOR that was not participating in, or had not completed, an independent audit program. This request is made to determine compliance to conflict-free sourcing protocols, and to encourage such SORs to participate in the audit program at the earliest practical opportunity.

Supplier Categorization

In connection with the preparation of the Form SD and associated Conflict Minerals Report, we create a master supplier list of direct suppliers who provide items or services directly used in items that Woodward manufactures or contracts to manufacture. Such suppliers are classified as either direct non-distribution suppliers, who fabricate custom designed items to either Woodward specification or supplier-engineered specifications, or direct distribution suppliers, who source items from multiple original equipment manufacturers (“OEMs”), typically in the nature of a commercial item or items manufactured to standard government specifications. Direct distribution suppliers do not manufacture or contract to manufacture, nor do they influence the functionality or content of the items they obtain from OEMs and provide to their customers. Woodward relies on the efforts and activities of professional societies, including RMI and its Responsible Minerals Assurance Process, to establish and maintain the principal mechanisms for obtaining OEM distribution component conflict minerals status from our first tier distribution suppliers. Woodward also utilizes Assent to contact OEMs directly for compliance status when Woodward is able to provide the OEM’s name and part number.

In-Scope Supplier Identification

To identify the in-scope Woodward suppliers, we generated reports within our enterprise resource planning (“ERP”) systems to identify the products that were shipped during 2023, using actual shipments from January through September, and forecasted shipments from October through December. We review this list and exclude (i) suppliers for which we know the parts they supply to us do not contain any 3TG, and (ii) suppliers that contribute items or services only for Woodward’s internal operations and infrastructure, and that are not incorporated into items that Woodward manufactures or contracts to manufacture. The remaining suppliers are in-scope and are included in our conflict minerals campaign.

Woodward Conflict Minerals Campaign

See “Woodward Calendar Year 2023 Due Diligence Results” in our Conflict Minerals Report for a description of our 2023 conflict minerals campaign, a summary of supplier responses, and the results of our supplier and country of origin due diligence.

Supplier Response Assessment

Assent provided Woodward an extensive and comprehensive supplier Conflict Minerals Reporting Template (“CMRT”) assessment and validation of supplier responses using a due diligence process conforming to the 5-step due diligence process specified in the OECD Guidelines. We discuss this diligence process further in our Conflict Minerals Report. Assent validated the SOR input provided in supplier CMRTs using an extensive database consisting of the RMI, Responsible Jewelry Council, and London Bullion Market Association validated SOR lists and the results of Assent’s internal independent SOR validation efforts. The CMRTs that passed the assessment process were automatically combined by ASM into a Woodward company level CMRT. Those CMRTs that did not pass were returned to the supplier with discrepancies identified and a corrective action request. Woodward, using its RMI membership and access to the RMI SOR audit records and country of origin data, completed its RCOI down to the mine country of origin level to the degree of accuracy and discrimination available in the RMI database. See “Smelter or Refiner Mine Country of Origin Results” in our Conflict Minerals Report for a summary of our country of origin findings.

RCOI Results

Based on our reasonable country of origin inquiry, Woodward has found that some of our in-scope suppliers use smelters whose conflict minerals were acquired from mines in the Covered Countries. As a result of our due diligence process and findings to date, the Company has determined to file a Conflicts Minerals Report, a copy of which is filed as Exhibit 1.01 to this Form SD. Our Conflict Minerals Report is also publicly available as a document link at: https://www.woodward.com/en/about/corporate-governance/compliance. The content on any web site referred to in this Form SD is not incorporated by reference into this Form SD unless expressly noted.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 3 – Exhibits

Item 3.01 Exhibits

The following exhibit is filed as part of this Form SD.

Exhibit 1.01 – Conflict Minerals Report of Woodward, Inc., for the year ended December 31, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Woodward, Inc.
(Registrant)

/s/ Thomas G. Cromwell		May 31, 2024
By:	Thomas G. Cromwell Executive Vice President and Chief Operating Officer	(Date)